UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                       SEC File Number:  0-21995
                                                        CUSIP Number:  31865W108

                           NOTIFICATION OF LATE FILING

(Check One):
|_|Form 10-K  |_|Form 20-F  |_|Form 11-K  |X|Form 10-Q  |_|Form 10-D
|_|Form N-SAR  |_|Form N-CSR

      For Period Ended: April 30, 2007

      |_| Transition Report on Form 10-K
      |_| Transition Report on Form 20-F
      |_| Transition Report on Form 11-K
      |_| Transition Report on Form 10-Q
      |_| Transition Report on Form N-SAR

      For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:  First Aviation Services Inc.

Former Name if Applicable:

Address of Principal Executive Office (street and number):  15 Riverside
Avenue

City, State and Zip Code:  Westport, Connecticut  06880-4214


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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X|   (b)The subject annual report, semi-annual report, transition report on
         Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
      (c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

      See Annex A attached.

PART IV -- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

      Bill L. Reznicek                            (901) 375-2674
------------------------------            ---------------------------
         (Name)                           (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  |X| Yes |_| No



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




(3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      See Annex A attached.


                          First Aviation Services Inc.
                   -------------------------------------------
                   (Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 15, 2007
                                    FIRST AVIATION SERVICES INC.


                                    By:   /s/  Bill L. Reznicek
                                       -------------------------------------
                                       Name: Bill L. Reznicek
                                       Title: Vice President and Chief
                                              Financial Officer



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                             Annex A to Form 12b-25
                             ----------------------


PART III - NARRATIVE

The Registrant was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007 ("Form 10-Q"), on or prior to the due date, June 14, 2007, because the Registrant required additional time to complete a thorough analysis of its accrual accounts to determine that the accounts accurately reflected the financial position of the Registrant as of the balance sheet date of April 30, 2007. The Registrant expects to file the 10-Q within the fifth calendar day following the date on which the Form 10-Q was due.


PART IV - OTHER INFORMATION

(3) The Registrant incurred a net loss of $433,000 or $0.06 per share for the quarter ended April 30, 2007, compared to a net loss of $266,000 or $0.04 per share for the quarter ended April 30, 2006, and to a net loss of $8.1 million in the previous quarter ended January 31, 2007. The net loss in the quarter ended April 30, 2007 included interest expense of $432,000 compared to $281,000 in the quarter ended April 30, 2006 and $334,000 in the previous quarter ended January 31, 2007. In addition, the net loss included a foreign currency transaction loss of $319,000 in the current quarter versus $21,000 in the quarter ended April 30, 2006, and a foreign currency transaction gain of $211,000 in the previous quarter ended January 31, 2007. Revenues in the quarter ended April 30, 2007 increased to $32.7 million versus $29.2 million in the quarter ended April 30, 2006, and $28.1 million in the previous quarter ended January 31, 2007.

       The Registrant is presently in discussions with its lender, TD BankNorth, to amend its Second Amended and Restated Loan and Security Agreement (the "Agreement") to increase the maximum borrowing capacity of the revolving loan facility under such agreement (the "Revolving Loan Facility") to $32 million from its current borrowing limit of $25 million, under which the Registrant currently has no additional availability, in order to meet the Registrant's future liquidity needs. The availability under the facility has been primarily impacted by increases in inventory and receivables. The Registrant believes that a $32 million facility will be adequate to cover its liquidity needs through January 31, 2008. Additionally, the Registrant is reviewing its overhead spending, deferring capital projects, reviewing pricing, and reviewing its freight pricing policies in an effort to reduce its working capital needs.

       At April 27, 2007, the Registrant still had outstanding borrowings of approximately $0.5 million under the terminated term loan facility under the Agreement (the "Term Loan Facility") which were not, and currently have not been, repaid as required by the amendment. The Registrant is therefore technically in default of both the Term Loan Facility and the Revolving Loan Facility. As a result of this default, TD BankNorth has the ability to demand immediate repayment of the approximately $24.9 million currently outstanding under



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       the Revolving Loan Facility and the approximately $0.5 million currently outstanding under the Term Loan Facility. However, the lender has not requested that the Registrant repay these outstanding balances, and the Registrant expects that the approximately $0.5 million currently outstanding under the Term Loan Facility would be included in any amended loan agreement.

       There can be no assurance that the Registrant will be successful in obtaining a new or amended agreement with the lender. If not successful, the Registrant may not be able to obtain adequate financing to meet its liquidity needs. The Registrant's failure to obtain adequate financing or the requirement for the Registrant to repay outstanding balances under the loan facilities if demanded would have a material adverse effect on its operations and financial condition.


























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